Mail Stop 6010

December 5, 2006

Larry N. Lunan
President and Chief Executive Officer
Southland Health Services, Inc.
2344 Woodridge Avenue
Kingsport, Tennessee 37664

  Re: **Southland Health Services, Inc.**
     Registration Statement on Form S-1, Amendment 2
     Filed November 22, 2006
     File Number 333-134797

Dear Mr. Lunan:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3: Payroll Taxes Payable, page 48

1. Please expand your disclosure to discuss the payroll taxes payable as of September 30, 2006.

Note 4: Notes Payable, page 48

2. Please expand your disclosure to include the terms and manner of settlement for the Note Payable – Officer in accordance with SFAS 57.

Note 5: Income Taxes, page 49

3. The total for Tax Benefit/(Provision) Net for September 30, 2005 shown in the table does not agree to the amount disclosed in the Consolidated Statement of Income. Also, a tax allowance of $1,481,817 has been added to the table for December 31, 2005 and therefore the amounts disclosed for the provision and the allowance no longer agree to the total Tax Benefit/(Provision) Net for December 31, 2005. Please revise or advise.

Note 7: Notes Receivable, page 49

4. We have reviewed your response to comment three. Please provide additional information regarding the "discovery" of these amounts used by Mr. Crawford for his personal use and management's basis for determining that this was not an error. In your response, please tell us the amounts that were reclassified, a description of the original use of the funds, where they were recorded in the previous financial statements, and how management determined that the initial classification was correct.

Note 13: Common Stock, page 51

5. We note your response to comment five and your revised disclosures. However, please revise the last sentence of the note to indicate that earnings per share were also restated for the years ended December 31, 2004 and 2003 and that the equity section was restated for the periods ended December 31, 2004 and 2003.

Note 14: Mergers and Acquisitions of Certain Assets, page 51

6. We note your response to comment six and your revised disclosures. Please provide to us and disclose the following:

- For the acquisition of Emergystat and Sulligent, we were unable to locate the purchase price allocation. Please disclose the amounts assigned to each major asset and liability caption at the acquisition date.
- For the transactions that were effective on May 2, 2004 and valued at $2,205,764, please disclose how the value of the assets and liabilities assumed was determined and allocation of the purchase price.

- For the acquisition by Bad Toys Holdings, please tell us and disclose the basis for determining the value of the transaction and the allocation of the purchase price.
- Please explain to us and disclose the difference between the $1,925,456 disclosed in the statement of cash flows as stock/note issued for assets and the purchase price of $2,205,764.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 61

7. We note your response to comment ten. However, in your discussion of the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, you disclose that other expense decreased whereas your explanation describes an increase. Please ensure that the use of decrease/increase is consistent in your disclosure for all periods presented.

Contractual Obligations and Commercial Commitments, page 64

8. We note your response to comment ten. However, it does not appear as though you revised the total amount for operating lease obligations and the total amount of contractual obligations as of December 31, 2005.

Critical Accounting Policies and Estimates

Revenue Recognition, page 68

9. We note your response to comment thirteen and your revised disclosures. We understand that you record revenues net of contractual discounts. However, we think it is important for an investor to be able to determine the amount of gross revenue. Therefore, please disclose the amount of discounts that have been applied in each period presented.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John N. Giordano, Esq.
        Bush Ross, P.A.
        220 S. Franklin Street
        Tampa, Florida 33602